KattenMuchinRosenman LLP

525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct

May 31, 2006

Mr. Perry Hindin
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cleveland Biolabs, Inc. Amendment No. 1 to the Registration Statement on Form SB-2 Filed April 25, 2006 File No. 333-131918

Dear Mr. Hindin:

We are writing on behalf of our client, Cleveland Biolabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated May 8, 2006 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form SB-2, filed with the Commission on April 25, 2006 (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 2.

Business, page 35

Protectan CBLB502, page 37

1.
We note your response to prior comment 34. Please tell us why you believe it is appropriate at this time to reference market opportunities outside of the United States, as you do in the fifth paragraph on page 44.

Response: The Company has revised the disclosure on page 46 in response to the Staff’s comment. The Company advises the Staff supplementally that while it presently intends to focus any sales or marketing in the United States, if circumstances are favorable, the Company may explore opportunities abroad to the extent permissible under law.

CHICAGO	NEW YORK	LOS ANGELES	WASHINGTON, DC	LONDON	CHARLOTTE	PALO ALTO	IRVING	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

Mr. Perry Hindin
May 31, 2006

Principal Stockholders, page 56

2.
We note your response and reissue prior comment 47, which seeks disclosure of the natural persons who beneficially own the shares held by The Cleveland Clinic Foundation and ChemBridge Corporation (i.e. the natural persons who have voting or dispositive control over those shares), not disclosure of natural persons who are owners of record.

Response: The Company has revised the disclosure on page 61 with respect to both The Cleveland Clinic Foundation and ChemBridge Corporation in response to the Staff’s comment. The Company advises the Staff supplementally that ChemBridge Corporation is owned in the following percentages by Eugene Vaisberg (57.2%), Sergey Altshteyn (30.8%) and Nelson Levy (12.0%).

Financial Statements

General

3.	Please update the audited financial statements when required by Item 310(g) to Regulation S-B.

Response: The Company has included updated interim financial statements in accordance with Item 310(g) of Regulation S-B.

Note 2. Summary of Significant Accounting Policies, page F-9

- I - Revenue recognition, page F-10

4.
In your revised footnote, you state that you perform a “percentage of completion analysis to ensure that revenue is appropriately recognized.” However, your policy states that revenue is recognized in one of two different ways (based on submission of costs and receipts of cash) depending on the nature of the grant. Please tell us how you use the “percentage of completion” calculation to assess the appropriateness of revenue.

Response: The percentage of completion method is used in connection with fixed cost grants and not cost reimbursement grants. The Company has revised the disclosure on page F-10 in response to the Staff’s comment.

Mr. Perry Hindin
May 31, 2006

Stock Split

5.
Please revise to discuss your accounting for the 596 to 1 stock split. Please clarify whether the financial statements have been retro-actively adjusted for the stock split as required by SAB Topic 4C.

Response: The Company has revised the disclosure on page F-10 in response to the Staff’s comment.

Note 4. Stock transaction, page F-15

6.
With respect to the penalty shares, it appears that your debit to APIC, upon accrual, and the subsequent credit to APIC, upon issuance, almost nets out, with the difference being par value of common and preferred shares. Please tell us the basis for the accounting treatment of these penalty shares and the reason that they are not reflected as an expense.

Response: The intent of the issuance of the penalty shares was to compensate the Series A Preferred Stockholders with a larger percentage ownership in the Company as a whole if the triggering event or required transaction did not take place by a pre-determined deadline.

According to discussions with a representative from the AICPA Technical Hotline, neither the SEC nor the Emerging Issues Task Force has reached a consensus on accounting for penalty shares or similar types of financial arrangements. In EITF 05-4 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument”, the task force postponed further deliberation on this issue.

As to why these penalty shares were not treated as an expense in the period incurred, we feel that the penalty shares do not fit the basic definition of an accounting expense which is an outflow or consumption of assets or creation of liabilities representing actual or expected cash outflows that have occurred or will occur. In the recording and subsequent issuance of penalty shares, neither an asset was utilized nor a liability incurred that represented actual or expected cash outflows.

Mr. Perry Hindin
May 31, 2006

7.
In addition, we reference your response to our prior comment number 70. As previously requested, please tell us whether you will have any other obligations under the Rights Amendment after you become a public company. We do not see where this as been addressed in Note 4.

Response: The Staff’s prior comment number 70 required the Company to disclose (i) the obligations of the Company under the Series A Rights Agreement after becoming a public company, and (ii) the accounting treatment for the penalty shares issued pursuant to the Series A Rights Agreement. The Company previously revised the Registration Statement in two separate areas. First, the Company revised the disclosure on page 67 (the second paragraph below the heading “Series A Rights Agreement”) in response to the Staff’s comment to state the obligations of the Company under the Series A Rights Agreement after becoming a public company. Second, the Company revised Note 4 on page F-17 in response to the Staff’s comment to disclose the accounting treatment for the penalty shares issued pursuant to the Series A Rights Agreement.

Undertakings, page II-5

8.	Please provide the undertakings required by Item 512 (a)(4) and (g)(2) of Regulation S-B.

Response: The Company has revised the disclosure on page II-5 in response to the Staff’s comment.

Very Truly Yours,

/s/ Ram Padmanabhan

Ram Padmanabhan

cc: Praveen C. Kartholy